UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2007

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

For further information, please contact: Investor Relations (56 2) 350 6038 investor.relations@masisa.com Internet: www.masisa.com
PRESS RELEASE
MASISA S.A. POSTS Q2 2007 FINANCIAL RESULTS

Santiago, Chile, August 14, 2007 - MASISA S.A. (NYSE: MYS) (hereinafter referred to as “Masisa” or “the Company”), a leading wood board for furniture manufacturing and marketing company in Latin America, today posted its consolidated financial statements for the second quarter of 2007.
Q2’07 HIGHLIGHTS
•     Sales in the second quarter of 2007 were 10.8% up on the same period of 2006, amounting to US$241.9 million, driven by higher prices of wood boards for furniture (MDF and PB), which offset the lower sales of MDF mouldings, finger joint mouldings and sawn wood, all products from the solid wood business unit, due to the slowdown of the housing sector in the United States.
•     The gross margin on sales improved, increasing from 22.1% to 23.9% compared with the same quarter in 2006, mainly driven by the Company’s ability to transfer more than its cost increases into prices, especially in the wood boards business. Also, the Company has been successful in its commercial efforts of opening new markets and re-routing exports that were initially destined to the United States towards other markets, this is especially true for OSB boards´ exports.
•     The ratio, of sales and administrative expenses to sales, improved in the second quarter of 2007, accounting for 13.5% of sales, which was slightly lower than the second quarter of 2006 when they accounted for 13.8% of sales. This was mainly due to an increase in overall sales along with a better and more efficient commercial activity.
•     Operating income increased by US$7.0 million (+38.6%) when compared to the same quarter in 2006, amounting to US$25.1 million, boosted by a higher sales margin (on account of the successful commercial efforts), thus offsetting the slightly higher sales and administrative expenses.
•     Second quarter net income was US$16.3 million, which was a 298.3% increase on the same quarter of 2006.
•     The Company had a suitable operating performance, which was reflected by an operating working capital to sales ratio for the last trailing twelve month period ended on June 30 of 2007, of 31.6%, thus exhibiting an improvement when compared with the same period ended on June 30, 2006 when it was 37.5%.
•     In June 2007, Masisa signed a binding agreement in order to sell 90% of its shareholding in Forestal Argentina S.A. (“FASA”), 80% to Diversified International Timber Holdings LLC, and 10% to the Chilean company GrupoNueva S.A., the parent company of Masisa. The key points of this agreement are: (i) the price agreed on for FASA was of US$ 107.2 million for its forestry assets, which leads to the recognition by Masisa, once the operation is closed, of a net profit of US$40.0 million; (ii) the new shareholders have committed themselves to managing FASA’s forest assets pursuant to the Forest Stewardship Council (FSC). In addition, Masisa has retained the carbon credit rights equivalent to 55,000 tons of carbon dioxide; (iii) the aforementioned deal envisages a long-term contract for FASA to supply Masisa with wood at market prices (10 years evergreen); (iv) preferential option for Masisa to repurchase FASA. The final closing of this purchase and sale agreement is subject to: (i) due diligence; (ii) to the authorization from Argentina’s National Border Zone Commission, and; (iii) normal commercial terms and conditions for these kinds of deals.
•     In June 2007, the Company successfully issued bonds amounting to UF2.5 million (equivalent to US$88.8 million). The F and G series bonds for UF0.5 million each have a 5-year term, and the H series bonds for UF1.5 million have a 21-year term. The spreads over the bonds of the Chilean Central Bank were 80bps for the F and G series and 114bps for the H Series. This transaction is part of the Company’s plan to refinance its financial liabilities. The placement conditions obtained by Masisa largely reflect the market’s good perception of the Company, its industry and its sound financial condition.

	Quarter ended
	Jun 30,	Sep 30,	Dic 31,	Mar 31,	Jun 30,
	2006	2006	2006	2007	2007
	(in millions of US$, except per share information in %)
Sales	218.2	233.0	222.7	216.5	241.9
Gross margin	48.2	58.1	53.9	53.5	57.7
% over sales (2)	22.1%	24.9%	24.2%	24.7%	23.9%
Selling and Administrative Expenses	(30.1)	(30.1)	(35.8)	(30.8)	(32.6)
% over sales (2)	-13.8%	-12.9%	-16.1%	-14.2%	-13.5%
Operating Income	18.1	28.0	18.1	22.7	25.1
%over sales (2)	8.3%	12.0%	8.1%	10.5%	10.4%
EBITDA(3)	35.2	44.9	35.4	39.0	43.5
%over sales	16.1%	19.3%	15.9%	18.0%	18.0%
Net Income for the Period	4.1	13.8	10.4	3.2	16.3
Earnings per Share (US$)	0.0007	0.0024	0.0018	0.0006	0.0029
Earnings per ADS (US$) (1)	0.04	0.12	0.09	0.03	0.14
(1): An ADS equals 50 common shares.
(2): As % of Sales for the quarter.
(3): EBITDA represents Operating Income + Depreciation + Amortization + Depletion.

1/23

INDEX

Q2’07 HIGHLIGHTS	1
FINANCIAL OVERVIEW	1

INDEX	2

Q2'07 EARNINGS' CONFERENCE CALL	3

CONSOLIDATED INCOME STATEMENT	3
NET SALES	4
OPERATING INCOME	6
EBITDA	8
NON-OPERATING INCOME	8
NET INCOME	9

CONSOLIDATED BALANCE SHEET	10
ASSETS	10
LIABILITIES	10
SHAREHOLDERS' EQUITY	12

FINANCIAL OVERVIEW (TABLES)	13
SECOND QUARTER AT JUNE 2007	13
ACCUMULATED AT SECOND QUARTER OF 2007	13
BREAKDOWN BY GEOGRAPHICAL SEGMENT (US$)	14
SALES BY COUNTRY (%)	15
SALES BY PRODUCT (US$ and M3)	16
BREAKDOWN OF PRODUCTION COSTS	17

CONSOLIDATED FINANCIAL STATEMENTS	18
STATEMENT OF INCOME AT JUNE 2007	18
BALANCE SHEET AT JUNE 2007	19
STATEMENT OF CASH FLOW AT JUNE 2007	21
CASH FLOW-NET INCOME RECONCILIATION	22

FORECASTS AND ESTIMATES	23

2/23

Masisa S.A Announces Conference Call to Discuss Q2 2007 Results

Masisa S.A. (NYSE:MYS) a leading Latin American producer of wood boards for furniture, will hold its quarterly conference call on Thursday, August 23, 2007 at 11:00 a.m. Eastern Time. The Company will discuss results for the quarter ended June 30, 2007.

To participate on the conference call, please dial 800-510-9834 (domestic) or 617-614-3669 (international) five to ten minutes before the call and reference the pass code 43474466. A simultaneous live Webcast of the call will be available over the Internet at http://www.masisa.com, under the Investor Relations heading.

A replay of the call will be available beginning on Thursday, August 23, 2007 at 1:00 p.m. (ET) by dialing 888-286-8010 (domestic) or 617-801-6888 (international) and providing the following replay code: 37132536. In addition, the Webcast will be available on the Company's web site at http://www.masisa.com.

CONTACT: Masisa S.A
Thomas de la Mare
Head of Investor Relations
(56 2) 350 6118
thomas.delamare@masisa.com

Rodrigo Hahn
Investor Relations
(56 2) 707 8608
rodrigo.hahn@masisa.com

3/23

CONSOLIDATED INCOME STATEMENT

NET SALES

Q2’07 versus Q2’06
The Company had sales of US$241.9 million in the second quarter of 2007, thus representing a US$23.7 million (+10.8%) increase compared to the second quarter of 2006.

The following are the main factors explaining this sales increase in the second quarter of 2007 compared with the same quarter in 2006:

Boards
•
MDF board sales were up US$24.7 million (+33.9%), mainly driven by the price increase across all markets (consolidated increase of 24.2%), and a volume increase of 18,000 m3 (+7.8%). The main reasons that explain this increase in sales are: (i) Brazil had a notorious increase, with sales that totaled US$34.9 million (+48.7%), explained by the excellent pricing conditions, with a price increase of 21.8% and a better and more efficient MDF plant productivity, which allowed an increase in volume of 22.2%; (ii) the excellent commercial and demand conditions present in Venezuela in terms of pricing and volume, with sales that amounted to US$23.6 million (+95.3%). These sales increases were partially offset by a decrease in sales in Chile, with a fall of US$1.5 million (-16.1%), explained by a decrease in volume (-25.3%) which offsets the increase in price (+12.3%). The decrease in volume is explained by lower sales to moulding producers who suffered a decreasing demand from the United States, and to the effects of a scheduled plant maintenance stoppage carried out during the first quarter of 2007.

•
Particleboard (PB) sales were also up and increased by US$ 6.9 million (+15.4%), largely due to a 19.9% price increase (equivalent to US$9.0 million), on account of a price increase across most of the markets, mainly in Colombia, Venezuela, Peru and Chile with rises of 44.8%, 28.8%, 24.3% and 17.8%, respectively, which reflects the strong demand for PB in the region. The increase in prices offsets the slightly lower volumes sold (-3.8%). The lower volume of PB sales is mainly explained by: (i) a decrease of 2,300 m3 (-3.0%) because of lower demand from industrial clients in Chile; (ii) a decrease of 1,500 m3 (-4.6%) in Mexico; (iii) a decrease of 3,200 m3 (-83.9%) due to less exports to the United States.

•
OSB board sales increased in US$0.1 million (+1.0%), showing a slight recovery, which is mainly explained by the successful re-routing of exports that were initially destined the United States, to other markets, mainly to Brazil, where OSB sales increased in 60.0% compared with the second quarter of 2006, amounting total sales to US$5.6 million. There were also OSB exports to China, and to other markets outside the Latin American region for US$5.1 million. This reflects the successful commercial efforts developed by the Company in order to diversify and open new markets. It is also worth noting that the OSB plant in Brazil is operating at levels close to full capacity.

4/23

Solid Wood
•
Sales of finger joint mouldings were down US$4.5 million (-19.1%), mainly due to a 20.8% drop in price in the United States, that was partially offset by an increase in volume of 2.2% in that market. This reflects the contraction in the construction sector in the United States. Sales of MDF mouldings were down US$5.9 million (-31.6%), due to a 33.0% drop in the volume sold in the United States. The drop in the sales volume of MDF mouldings is part of the Company’s commercial strategy to focus on the profitability of its exports, thereby sacrificing volume by maintaining high prices. This volume was marketed as boards in Latin American markets, where demand remains strong.

•
Solid wood doors had a recovery, increasing sales by US$1.1 million (+11.3%), explained by a 8.7% increase in the volume sold, and an increase of 2.4% in price. The price increase is mainly explained by: (i) a normalization in the level of inventories in the United States; (ii) a better product mix and; (iii) diversification of distribution channels.

•
Sawn lumber sales plummeted US$6.9 million (-33.7%), which is explained by a 39.9% drop in volume, which offsets a 10.3% price increase. This drop is mainly explained by the lower green sawn lumber exports to Mexico, which due to regulatory changes announced in the first quarter of 2007, have not been able to stabilize at normal levels. Green lumber can now no longer be exported to Mexico, and the Company has therefore partially and increasingly replaced such exports with dry lumber. Another reason for the lower sales volume was the lower availability of saw logs in Venezuela.

Forestry
•	Higher saw log sales of US$1.4 million (+12.6%), due to a 14.7% price increase that offset a 1.8% drop in volume.

Q2’07 versus Q1’07
The Company had sales of US$241.9 million in the second quarter of 2007, which were US$25.4 million (+11.7%) higher than the sales during the first quarter of 2007

The following were the main changes in sales in the second quarter of 2007 compared with the first quarter of 2007:

Boards
•
MDF sales were up by US$11.3 million (+13.1%). This increase is mainly explained by the higher sales volumes in the period (+8.6%), along with a consolidated price increase of 4.1%. This increase is mainly explained by the excellent commercial conditions in all Latin American markets which are facing strong demand, specially in: (i) Chile, with higher sales by US$2.0 million (+35.4%), due to an important increase in volume (+38.5%), explained by improved inventory management and due to stronger demand in the local market, and; (ii) Venezuela, with higher sales by US$4.9 million (+26.3%), mainly explained by a higher volume of 20.9%.

•
Particleboard (PB) sales also increase by US$3.0 million (+6.2%). This is explained by higher prices (+4.1%), and also by higher volumes (+2.0%). The higher sales are mainly explained by: (i) the sound results in Brazil, with an increase in sales of US$1.1 million (+65.2%), driven by an increase in volume of 51.3% due to a more efficient productivity in the Argentinean PB plant (investments were made in humidifiers which permitted an increase in the production speed by approx. 10%) which allowed an increase of the PB exports to Brazil, and; (ii) Colombia, with an increase in sales by US$1.0 million (+27.4%) mainly due to higher product availability. The increase in volume in these markets is also backed by increases in prices in all markets (except Venezuela and Ecuador) reflecting the strong demand for PB in the Latin American region.

•
OSB sales were up US$2.7 million (+26.2%), which is mainly explained by higher volumes (+16.0%) and prices (+8.9%). The Company has continued with the successful strategy of re-routing OSB exports that were initially destined to the United States, to other markets, mainly to the local Brazilian market. Brazil had an increase in OSB sales of US$0.9 million (+20.1%), with higher prices (+17.8%) and also higher volumes (+2.0%). It is worth noting the higher OSB sales to other markets outside the region, especially to China, by US$2.1 million (+72.0%) under favorable commercial conditions.

5/23

Solid Wood
•
MDF mouldings sales showed some signs of recovery increasing by US$1.6 million (+14.2%). It is worth noting that sales in the United States market are slightly better and have not continued to down slide, with higher sales by US$1.4 million (+13.3%). There was also a slight increase in sales to other markets by US$0.3 million, in an effort to diversify end markets. Finger joint mouldings sales have kept steady, with a slight increase in sales of US$0.2 million (+1.2%), mainly explained by the stabilization of inventories in the United States.

•
There were higher sales of solid wood doors by US$2.1 million (+24.3%), due to an increase in sales volume in the United States (+30.3%). This is explained by the normalization of inventories during the first quarter of 2007, which has normalized sales volume in that market.

•
Sawn lumber sales were slightly lower, with a fall of US$0.5 million (-3.8%), due to a decrease in the volume (-5.8%), which offsets an increase in price of 2.1%. This is mainly explained by regulations changes affecting green lumber exports to Mexico.

Forestry
Higher saw log sales of US$0.7 million (+5.6%), due to a 12.1% price increase.

OPERATING INCOME

Q2’07 versus Q2’06
The operating income amounted to US$25.1 million in the second quarter of 2007, which was an increase of US$7.0 million (+38.6%) when compared to the second quarter of 2006.

The consolidated gross margin was US$57.7 million in the second quarter of 2007, which was an increase of US$9.5 million (+19.8%) on the same quarter of the previous year. As a percentage of the Company’s total sales, the gross margin was higher, increasing from 22.1% in the second quarter of 2006 to 23.9% in the second quarter of 2007.

The following are the main factors explaining this higher operating income in the second quarter of 2007 compared with the same quarter in 2006:

Boards
•
The operating income increased due to higher MDF and PB prices (+24.2% and 19.9%, respectively), coupled with higher MDF volume sales (+7.8%) which offset the lower volume sales of PB (-3.8%). OSB sales have recovered, showing a slight increase of 1.0% in sales. The successful commercial efforts carried out by the Company, have enabled it to do a pass through from costs to prices and to diversify end markets (especially in OSB). All these actions have permitted the Company to face and offset the more difficult price and demand scenario of the solid wood and OSB business, due to the slowdown in the construction industry in the United States. The Company has been successful in transferring cost pressures to prices, especially resins and power, which jointly account for approximately 43.5% of the total consolidated board manufacturing cost. This has enabled the Company to recover its consolidated gross margin as a percentage of the total consolidated sales.

6/23

Solid Wood
•
Drop in sales of all the solid wood products (MDF mouldings, fingerjoint mouldings and sawn lumber) except in solid wood doors, which showed a sales increase of 11.3%. This is explained by the slowdown in the United States construction sector, the main end market for Masisa´s solid wood products. Despite of the Company’s commercial efforts, cost pressures related to an increase in the price of wood, greater logistical costs due to the higher oil price, the appreciation of the Brazilian real and the Chilean peso, and changes in phitosanitary regulations affecting green lumber exports to Mexico. All these factors have reduced the contribution to the operational margin of the solid wood business unit.

The sales and administrative expenses to sales ratio decreased from 13.8% in the second quarter of 2006 to 13.5% in the second quarter of 2007, mainly due to higher consolidated sales and to a more efficient commercial activity.

Sales and administrative expenses amounted to US$32.6 million, and were US$2.5 million (+8.4%) higher than the second quarter of the previous year. The increase in sales and administrative expenses in the second quarter of 2007 are mainly explained by higher consolidated sales, thus, higher commercial costs and also due to changes in the phitosanitary regulations affecting the green lumber exports to Mexico.

Q2’07 versus Q1’07
The Company’s operating income amounted to US$25.1 million in the second quarter of 2007, which was an increase of US$2.5 million (+11.0%) on the first quarter of 2007.

The consolidated gross margin was US$57.7 million in the second quarter of 2007, which was an increase of US$4.3 million (+8.0%) on the first quarter of the actual year. As a percentage of the Company’s total sales, the gross margin remains at a healthy level of 23.9% and slightly lower than the 24.7% in the first quarter of 2007.

The following are the main factors explaining this higher operating income in the second quarter of 2007 compared with the first quarter of 2007:

Boards
•
Both PB and MDF benefited from a similar price increase (+4.1%), which enabled the Company to continue with a healthy consolidated gross margin. This more than offset the higher board production costs, mainly in power (accounting for approximately 11.0% of the total board cost) and in wood (23.4% of the total board cost).

Solid Wood
•
There was a drop in the margins of both finger joint and MDF mouldings business in the period, due to a price decrease in the US market (-5.8% and -4.6%), which was offset by increases in volume in MDF mouldings (+18.8%) and finger joint mouldings (+7.4%) which finally traduced into an increase in total sales in the United States market. The aforementioned decreases in prices were backed up by some cost pressures that explain the final drop in margins, especially in the cost of wood (31.9% of the total solid wood costs).

The sales and administrative expenses to sales ratio, improved dropping from 14.2% in the first quarter of 2007 to 13.5% in the second quarter of 2007.

Sales and administrative expenses amounted to US$32.6 million, and were US$1.8 million (+5.9%) up on the first quarter of 2007. The increase in sales and administrative expenses in the second quarter of 2007 are mainly explained by higher consolidated sales, thus, higher commercial costs and also due to changes in phitosanitary regulations affecting green lumber exports to Mexico.

7/23

EBITDA

Q2’07 versus Q2’06
In line with the increase in sales, mainly driven by the furniture board business (MDF and PB) and despite raw material cost pressures, the Company’s EBITDA was up US$8.3 million (+23.6%), amounting to US$43.5 million. The EBITDA margin on sales increased from 16.1% on the second quarter of 2006 to 18.0% on this period.

Q2’07 versus Q1’07
In keeping with the better operating income, the Company had a higher operating cash flow generation (EBITDA) than that in the first quarter of 2007. The second quarter EBITDA was US$43.5 million, which was an increase of US$4.5 million (+11.5%). The EBITDA margin on sales remained unchanged at 18.0%.

NON-OPERATING INCOME

Q2’07 versus Q2’06
Non-operating income increased by US$3.3 million (+25.4%) on the second quarter of 2006 amounting to -US$9.7 million. This is mainly explained by exchange differences, which increased by US$7.5 million (+141.4%) from -US$5.3 million in the second quarter of 2006 to US$2.2 million in the second quarter of 2007. This increase was partly offset by an increase in financial expenses, which were up US$3.8 million (+45.0%) due to the higher costs associated with the increased amount of short term bank loans.

Q2’07 versus Q1’07
Non-operating income amounted to -US$9.7 million, which was an improvement of US$7.0 million on the -US$16.8 million of the first quarter of 2007. This is mainly explained by the lower non-operating expenses, which fell by US$5.6 million (-72.2%) from -US$7.7 million in the first quarter to -US$2.2 million in the second quarter of 2007. This increase is largely explained by non recurring charges accounted during the first quarter of 2007, which corresponded mainly to: (i) the indemnity and the repair of a sawmill in Venezuela in the process of being returned to Proforca (CVG Productos Forestales de Oriente, C.A. is a state-owned company and is the largest player in Venezuela’s forestry sector), totaling US$2.3 million, (ii) closure of the Charleston MDF mouldings plant (US$1.9 million) and (iii) the fire of 1,171 hectares of planted forests in Chile in January 2007, which meant the Company had to acknowledge the estimated loss (US$2.1 million). Additionally, we observe a positive effect resulting from exchange differences, which increased by US$4.0 million (+223.1%) from -US$1.8 million in the first quarter of 2007 to US$2.2 million in the second quarter of 2007. These positive effects were partially offset by higher interest expenses during the second quarter of 2007 (see below).

Financial expenses were up US$3.8 million (+45.0%) from US$8.5 million in the first quarter to US$12.3 million in the second quarter of 2007. This is explained by an increase of US$18.8 million in the total amount of financial debt held by the Company (specifically an increase in short term bank loans of US$20.4 million, which have a higher financial cost) and an increase in the Libor rate during the period.

8/23

NET INCOME

Q2’07 versus Q2’06
Net income amounted to US$16.3 million and surged US$12.2 million (+298.0%). This increase is mainly explained by the higher operating and non operating income, coupled with the lower income tax (-US$4.3 million).

Q1’07 versus Q2’07
Net income was US$16.3 million and was up US$13.0 million (+402.4%). This increase is mainly explained by the higher operating and non operating income, coupled with the lower income tax (-US$7.5 million).

9/23

CONSOLIDATED BALANCE SHEET

ASSETS (June 30, 2007 versus June 30, 2006)
The Company’s total assets amount to US$2,060.0 million as of June 30, 2007, which is a 1.1% year-on-year increase.

Current Assets
These amount to US$484.6 million, which is a US$23.3 million (-4.6%) drop on June 30, 2006. This decrease is mainly explained by lower cash (-US$6.8 million), time deposits (-US$40.1 million) and inventories (-US$3.3 million), which offset the increases in account receivables (+US$18.1 million) and recoverable taxes (+US$8.8 million). Current assets mainly consist of cash and cash equivalents (time deposits and marketable securities) amounting to US$31.2 million, account receivables of US$145.1 million, inventories of US$195.6 million and recoverable taxes of US$54.8 million.

As of June 30, 2007, the Company had a suitable operating performance, compared with the same period in 2006:

	Q2’07	Q2’06
(i) Accounts Receivable Turnover (times) (*)	6.68	7.01
(ii) Inventory Turnover (times) (**)	3.60	3.00
(iii) Operating Working Capital/Sales (%) (***)	31.6	37.5
(*) Accounts Receivable Turnover corresponds to (TTM Sales / TTM Average Accounts Receivable).
(**) Inventory Turnover corresponds to (TTM Sales / TTM Average Inventories).
(***)Operating Working Capital/Sales corresponds to ((Accounts receivable + Documents receivable + Sundry debtors + Doc. & Accts. Receivable from related companies - Accounts payable - Documents payable - Sundry creditors - Doc. & Acct. Payable to related companies)/ TTM Sales)).

Fixed Assets
These amount to US$1,578.6 million, which was a US$110.5 million (+7.5%) increase on June 30, 2006. This increase is mainly explained by the higher other fixed assets net of depreciation (+117.0 million), which is largely explained by the higher forestry asset appraisal (+52.7 million) and construction works (MDF plant) (+65.9 million). This increase offset the drop in machinery and equipment net of depreciation (-US$25.3 million). Fixed assets mainly consist of machinery and equipment net of depreciation amounting to US$529.8 million and plantations (stated in other fixed assets) of US$619.4 million.

The investment in fixed assets in the six-month period ending June 30, 2007, amounted to US$83.9 million, accounting for 436.1% of the depreciation in the period.

Other Assets
These amount to -US$3.2 million, and improved on the -US$23.0 million of the second quarter of 2006.

LIABILITIES (June 30, 2007 versus June 30, 2006)
Total liabilities amounted to US$862.9 million, which was an increase of US$54.7 million (+6.8%) on the total liabilities as of June 30, 2006.

Banks
Masisa S.A.’s debt with financial institutions amounts to US$302.7 million, which was a US$24.6 million (-7.5%) drop on June 30, 2006. This decrease is mainly explained by the reduction of bank debt in Venezuela and Argentina of US$19.6 million and US$10.7 million respectively, which was slightly offset by the increase in bank debt in Chile for US$4.5 million and Brazil for US$1.2 million. The proceeds used to pay these debts mainly came from internal cash flow generation and from new debt obtained during the second quarter of 2007.

10/23

Bonds
Masisa S.A.’s bonds amount to US$321.6 million, which was a US$13.8 million (+4.5%) increase on June 30, 2006. This is mainly explained by the emission of new bond series F, G and H, for a total of UF (Unidad de Fomento) 2.5 million (approx. US$88.8 million). These funds were used for the refinancing of the Series A bond for UF 2.0 million (approx. US$71.0 million), and the down payment of short term debt in Chile. The latter was partially offset by the payment of US$9.0 million from the Private Placement occurred during May 2007.

Masisa S.A.’s Financial Debt Maturity Structure as of June 30, 2007

Note: The amounts may differ from the information submitted in the Uniformly Coded Statistical Record (FECU), due to the book appreciation of the bonds and to accrued and unpaid interest, which are included in the FECU.

The 2007 debt maturities include local loan payments of US$56.8 million in Venezuela, which have a 1-year term and which the Company has been systematically refinancing since last year, steadily improving the conditions.

11/23

SHAREHOLDERS’ EQUITY (June 30, 2007 versus June 30, 2006)
Masisa S.A.’s shareholders’ equity amounts to US$1,183.9 million as of June 30, 2007, which is an increase of US$58.6 million (+5.2%) on June 30, 2006.

Paid-in Capital
The paid-in capital amounts to US$812.9 million, unchanged when compared to that at June 30, 2006.

Other Reserves
These are US$210.0 million, which is an increase of US$27.3 million (+14.9%). This account is mainly the forestry reserve, which amounts to US$195.6 million. This increase is explained by a higher difference between the appraisal value of forestry plantations and their respective historical cost.

Retained Net Income
This amounts to US$161.0 million, which is an increase of US$31.3 million (+24.1%). This increase is explained by the higher accumulated net income, which rose by US$17.0 million (+23.3%). Such increase went hand in hand with a higher net income for the 6-month period ending on June 30, 2007, amounting to US$19.5 million against the US$5.2 million at June 30, 2006, i.e., an increase of US$14.2 million (+271.4%).

12/23

FINANCIAL OVERVIEW

Second quarter ended June 30, 2007:

The table below shows the Company’s main consolidated financial figures in the quarter and the year-on-year percentage change.

	Quarter ended
	Jun 30th,	Jun 30th,	Variation
	2007	2006%
	(in millions of US$)

Sales	241.9	218.2	10.8%
Gross Margin	57.7	48.2	19.8%
Selling and Administrative Expenses	(32.6)	(30.1)	8.4%
Operating Income	25.1	18.1	38.6%
Net Income for the Period	16.3	4.1	298.3%

Depreciation + Amortization	13.3	12.9	3.1%

Depletion(1)	5.1	4.2	21.4%
EBITDA	43.5	35.2	23.6%
Earnings per Share (US$) (2)	0.0029	0.0007	298.3%
Earnings per ADS (US$) (2)	0.14	0.04	298.3%
(1)	Corresponds to the sold/consumed saw log cost in the period which does not represent cash flow.

(2)	One ADS is equivalent to 50 common shares. The ADS of Masisa (former Terranova) started to be traded on August 5, 2005.

Note: For rounding-up effects, the sum of the figures stated may differ from the total.

Six-month period ended June 30, 2007:

The table below shows the Company’s main consolidated financial figures for the quarter ended March 31, 2007 and the year-on-year percentage change.

	Aggregate
	Jun 30th,	Jun 30th,	Variation
	2007	2006%
	(in millions of US$)

Income	458.4	430.8	6.4%
Gross Margin	111.2	95.6	16.4%
Selling and Administrative Expenses	(63.4)	(58.1)	9.1%
Operating Income	47.8	37.4	27.8%
Net Income for the Period	19.5	5.2	271.4%

Depreciation + Amortization	25.6	25.6	-0.1%

Depletion(1)	9.1	10.5	-12.5%
EBITDA	82.6	73.5	12.3%
Earnings per Share (US$) (2)	0.0034	0.0009	271.4%
Earnings per ADS (US$) (2)	0.17	0.05	271.4%
(1)	Corresponds to the sold/consumed saw log cost in the period which does not represent cash flow.

(2)	One ADS is equivalent to 50 common shares. The ADS of Masisa (former Terranova) started to be traded on August 5, 2005.

Note: For rounding-up effects, the sum of the figures stated may differ from the total.

13/23

Information by Geographic Segment:
The table below describes the main company segments, according to the origin of sales for the indicated periods.
	Quarter ended		Aggregate
	Jun 30th,	Jun 30th,	Jun 30th,	Jun 30th,
	2007	2006	2007	2006
	(in millions of US$)		(in millions of US$)
Net Sales
Chile	94.7	79.6	170.5	153.2
Brazil	54.9	43.4	104.9	93.6
Venezuela	42.3	30.7	83.4	57.4
Mexico	25.2	28.5	45.9	59.0
USA	43.4	55.3	82.2	106.6
Argentina	35.6	30.6	65.5	58.5
Colombia	8.1	5.9	15.8	12.0
Peru	6.5	4.7	13.2	9.6
Ecuador	2.9	2.6	5.7	5.0
Others (1)	(71.7)	(62.9)	(128.6)	(124.1)
Total	241.9	218.2	458.4	430.8

Gross Margin
Chile	13.0	16.8	29.1	30.6
Brazil	13.1	8.4	24.7	18.7
Venezuela	11.6	6.8	19.9	11.4
Mexico	3.2	3.3	7.0	7.6
USA	2.3	5.0	3.1	8.4
Argentina	10.3	8.4	18.5	15.7
Colombia	1.7	1.2	3.7	2.6
Peru	1.8	1.1	3.5	2.5
Ecuador	0.8	0.7	1.7	1.4
Others (1)	0.0	(3.6)	0.0	(3.4)
Total	57.7	48.2	111.2	95.6

Operating Income
Chile	(0.1)	5.9	3.6	10.0
Brazil	7.7	4.6	14.5	10.8
Venezuela	6.7	2.4	10.6	2.6
Mexico	0.7	(0.2)	1.7	1.3
USA	0.4	1.5	(0.9)	1.4
Argentina	7.5	5.9	13.2	10.9
Colombia	0.9	0.7	2.2	1.5
Peru	1.1	0.5	2.1	1.3
Ecuador	0.3	0.3	0.7	0.6
Others (1)	0.0	(3.3)	0.0	(3.1)
Total	25.1	18.1	47.8	37.4

Depreciation + Amortization
Chile	3.8	3.4	7.7	7.4
Brazil	3.3	3.2	6.6	6.3
Venezuela	2.6	3.7	5.2	6.6
Mexico	0.4	0.2	0.8	0.8
USA	0.0	0.1	0.1	0.3
Argentina	2.1	2.1	4.2	4.2
Colombia	0.1	0.0	0.1	0.1
Peru	0.0	0.0	0.0	0.0
Ecuador	0.0	0.0	0.0	0.0
Others (1)	0.0	0.0	0.0	0.0
Total	12.5	12.9	24.8	25.6

Depletion
Chile	2.8	1.9	4.8	5.0
Brazil	1.3	1.2	2.4	3.1
Venezuela	0.7	0.9	1.5	1.8
Mexico	0.0	0.0	0.0	0.0
USA	0.0	0.0	0.0	0.0
Argentina	0.2	0.2	0.4	0.6
Colombia	0.0	0.0	0.0	0.0
Peru	0.0	0.0	0.0	0.0
Ecuador	0.0	0.0	0.0	0.0
Others (1)	0.0	0.0	0.0	0.0
Total	5.1	4.2	9.1	10.5
 (1): Inter-Company sales adjustments.   Note: For rounding-up effects, the sum of the figures stated may differ from the total.
14/23

Sales by Country:

The table below shows the breakdown of consolidated sales by product export market for the periods indicated.

Note: The amounts differ from income by geographical segment outlined on page 14, due to inter-company sales and exports.

	Quarter ended			Aggregate
	Jun 30th,	Jun 30th,	Variation	Jun 30th,	Jun 30th,	Variation
	2007	2006	%	2007	2006	%
	(in millions of US$)			(in millions of US$)
United States	46.0	62.4	-26.2%	86.9	119.7	-27.4%
Chile	37.2	37.3	-0.1%	71.5	74.8	-4.4%
Brazil	47.0	32.3	45.7%	88.8	67.0	32.4%
Mexico	29.0	28.2	2.8%	52.3	58.7	-11.0%
Venezuela	31.8	20.5	55.7%	61.3	37.5	63.4%
Argentina	20.7	16.8	22.8%	38.6	31.6	22.2%
Colombia	8.1	5.9	38.7%	15.8	12.0	31.3%
Peru	6.5	4.7	38.5%	13.2	9.6	36.9%
Ecuador	2.9	2.6	13.0%	5.7	5.0	13.7%
Others	12.7	7.8	63.1%	24.4	14.8	65.4%
Total	241.9	218.2	10.8%	458.4	430.8	6.4%
Note: For rounding-up effects, the sum of the figures stated may differ from the total.

The table below shows the percentage breakdown of consolidated sales by product export market for the periods indicated.

	Quarter ended		Aggregate
	Jun 30th,	Jun 30th,	Jun 30th,	Jun 30th,
	2007	2006	2007	2006
United States	19.0%	28.6%	18.9%	27.8%
Chile	15.4%	17.1%	15.6%	17.4%
Brazil	19.4%	14.8%	19.4%	15.6%
Mexico	12.0%	12.9%	11.4%	13.6%
Venezuela	13.2%	9.4%	13.4%	8.7%
Argentina	8.5%	7.7%	8.4%	7.3%
Colombia	3.4%	2.7%	3.4%	2.8%
Peru	2.7%	2.1%	2.9%	2.2%
Ecuador	1.2%	1.2%	1.2%	1.2%
Others	5.2%	3.6%	5.3%	3.4%
Total	100%	100%	100%	100%
Note: For rounding-up effects, the sum of the figures stated may differ from the total.

15/23

Sales by Product:

The table below shows a breakdown of the Company’s consolidated sales by type of product for the periods indicated.

	Quarter ended			Aggregate
	Jun 30th,	Jun 30th,	Variation	Jun 30th,	Jun 30th,	Variation
	2007	2006	%	2007	2006	%
	(in millions of US$)			(in millions of US$)

MDF	97.5	72.8	33.9%	183.8	145.8	26.0%
Particle Boards	52.0	45.0	15.4%	100.9	89.7	12.5%
Finger-joint mouldings	18.9	23.3	-19.1%	37.5	45.3	-17.1%
Sawn Wood	13.5	20.4	-33.7%	27.6	39.3	-29.7%
MDF mouldings	12.8	18.7	-31.6%	24.0	32.3	-25.7%
OSB	12.8	12.7	1.0%	22.9	29.2	-21.5%
Sawn Lumber	12.3	10.9	12.6%	24.0	21.6	11.1%
Solid Wood Doors	10.5	9.5	11.3%	19.0	18.6	2.3%
Others Products	11.5	4.8	138.8%	18.6	9.0	106.7%

Total	241.9	218.2	10.8%	458.4	430.8	6.4%
Note: For rounding-up effects, the sum of the figures stated may differ from the total.

The table below shows a breakdown of the cubic meters sold by type of product, related to the consolidated sales of the Company’s main products for the periods indicated.

	Quarter ended			Aggregate
	Jun 30th,	Jun 30th,	Variation	Jun 30th,	Jun 30th,	Variation
	2007	2006	%	2007	2006	%
	(thousands of m3)			(thousands of m3)

MDF	249.7	231.6	7.8%	479.7	476.7	0.6%
Particle Boards	183.1	190.4	-3.8%	362.6	380.7	-4.8%
Finger-joint mouldings	48.2	47.2	2.1%	93.1	96.9	-4.0%
Sawn Lumber	59.1	98.2	-39.9%	121.8	191.0	-36.2%
MDF mouldings	31.9	46.5	-31.4%	59.3	82.9	-28.5%
OSB	53.1	55.7	-4.7%	98.9	127.9	-22.6%
Saw Logs	351.0	357.3	-1.8%	723.7	739.3	-2.1%
Solid Wood Doors	11.2	10.3	8.7%	19.8	20.5	-3.1%
Others Products	218.0	285.1	-23.5%	459.5	484.8	-5.2%
Total	1,205.2	1,322.2	-8.8%	2,418.3	2,600.6	-7.0%
Note: For rounding-up effects, the sum of the figures stated may differ from the total.

16/23

Breakdown of Production Costs:

The table below shows a percentage breakdown of the average consolidated production costs for bare (without melamine) particleboards, MDF and OSB, for the periods indicated.

	Quarter ended		Aggregate
	Jun 30th,	Jun 30th,	Jun 30th,	Jun 30th,
	2007	2006	2007	2006

Chemicals	32.5%	35.9%	33.7%	35.9%
Wood	23.4%	23.1%	23.6%	23.2%
Depreciation	8.3%	11.1%	8.6%	11.0%
Energy	11.0%	8.4%	9.9%	8.4%
Personnel	7.9%	7.7%	7.9%	7.7%
Others	17.0%	13.8%	16.3%	13.9%
Total	100.0%	100.0%	100.0%	100.0%
Note: For rounding-up effects, the sum of the figures stated may differ from the total.

The table below shows a percentage breakdown of the average consolidated production costs for doors, finger-joint mouldings and sawn lumber, for the periods indicated.

	Quarter ended		Aggregate
	Jun 30th,	Jun 30th,	Jun 30th,	Jun 30th,
	2007	2006	2007	2006

Wood	31.9%	32.3%	33.4%	35.1%
Personnel	24.6%	24.7%	24.2%	23.9%
Services	13.9%	14.2%	13.5%	13.6%
Materials and Raw Materials	9.7%	10.1%	8.8%	9.6%
Depreciation	6.5%	7.5%	6.9%	7.5%
Energy	7.8%	3.4%	5.9%	3.3%
Others	5.5%	7.7%	7.4%	7.0%
Total	100.0%	100.0%	100.0%	100.0%
Note: For rounding-up effects, the sum of the figures stated may differ from the total.

17/23

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Aggregate
CONSOLIDATED INCOME STATEMENTS	Jun 30th,	Jun 30th,
	2007	2006
	(in thousands of US$)

Operating Income	458,423	430,809
Operating Costs (less)	(347,210)	(335,259)
OPERATING MARGIN	111,213	95,550
Selling and Administrative Expenses (less)	(63,407)	(58,132)
OPERATING INCOME	47,806	37,418
Financial Income	2,413	2,909
Financial expenses (less)	(20,827)	(19,062)
Net financial expenses	(18,414)	(16,153)
Net income related company investments	0	349
Loss related company investments (less)	(248)	0
Net earnings related company investments	(248)	349
Other non-operating income	661	1,790
Other non-operating expenses (less)	(9,898)	(5,301)
Amortization of goodwill (less)	(48)	(42)
Currency correction	1,011	0
Exchange differences	413	(5,810)
NON-OPERATING INCOME	(26,523)	(25,167)
Income before income taxes and extraordinary items	21,283	12,251
Income tax	(9,143)	(14,992)
Extraordinary items	0	0
Net Income (loss) before minoritary interest	12,140	(2,741)
Minoritary interest	5,077	5,717
Net Income (loss)	17,217	2,976
Amortization of negative goodwill	2,278	2,273
NET INCOME (LOSS) FOR THE PERIOD	19,495	5,249
Note: For rounding-up effects, the sum of the figures stated may differ from the total.

18/23

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Aggregate
CONSOLIDATED BALANCE	Jun 30th,	Jun 30th,
	2007	2006
	(in thousands of US$)
ASSETS
CURRENT ASSETS:
Cash and equivalents	9,815	16,660
Time deposits	20,557	60,690
Negotiable securities (net)	848	0
Sales debtors (net)	145,064	126,970
Documents receivables (net)	9,960	11,232
Sundry debtors (net)	23,058	23,410
Documents and accounts receivables to related companies	7,071	9,047
Inventories (net)	195,610	198,943
Recoverable taxes	54,751	45,902
Anticipated paid expenses	9,780	11,739
Differed taxes	5,261	2,892
Other current assets	2,804	414
Total Current assets	484,579	507,899
FIXED ASSETS:
Lands	154,304	132,755
Construction and infrastructure works	213,836	211,084
Machinery and equipments	850,398	838,309
Others fixed assets	793,679	677,942
Higher value for technical reappraisal of fixed assets	7,390	7,390
Depreciation (less)	(440,968)	(399,320)
Total Fixed assets	1,578,639	1,468,160
OTHERS ASSETS:
Related company investments	4,118	4,409
Other company investments	217	205
Lower value of investments	2,382	1,207
Higher value of investments (less)	(56,168)	(60,508)
Long term debtors	4,780	4,837
Long term documents and accounts receivable to related companies	0	0
Long term differed taxes	0	0
Intangibles	1,370	53
Amortization (less)	(440)	-21
Others	40,494	26,769
Total Others Assets	(3,247)	(23,049)
TOTAL ASSETS	2,059,971	1,953,010
Note: For rounding-up effects, the sum of the figures stated may differ from the total.

19/23

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
	Aggregate
CONSOLIDATED BALANCE	Jun 30th,	Jun 30th,
	2007	2006
	(in thousands of US$)
LIABILITIES
CURRENT LIABILITIES:
Short term obligations with banks and financial institutions	93,846	73,426
Long term obligations with banks and financial institutions - short term portion	60,824	51,622
Obligations to the public - short term portion (bonds)	53,134	30,096
Long term obligations with one-year maturity	0	0
Dividends payable	365	503
Accounts payable	77,912	52,469
Documents payable	741	727
Sundry creditors	3,844	2,540
Documents and accounts payable to related companies	9,155	6,500
Provisions	33,416	23,048
Retentions	15,799	15,455
Income tax	8,953	5,004
Incomes received in advance	18	187
Others current liabilities	28	26
Total Current Liabilities	358,035	261,603
LONG TERM LIABILITIES:
Obligations with banks and financial institutions	148,044	202,253
Long term obligations to the public (bonds)	268,446	277,645
Long term sundry creditors	67	184
Long term provisions	1,657	1,425
Long term differed taxes	70,615	46,599
Others long term liabilities	16,068	18,568
Total Long Term Liabilities	504,897	546,674
MINORITARY INTEREST:	13,150	19,419
NET WORTH:
Paid in capital	812,880	812,880
Capital revalorization reserve	0	0
Overpricing in sale of treasury shares	0	0
Other reserves	210,001	182,689
Retained earnings	161,008	129,745
Future dividend reserves	51,424	51,424
Earnings aggregate	90,089	73,072
Loss aggregate (less)	0	0
Net income (loss) for the period	19,495	5,249
Provisory Dividends (less)	0	0
Aggregate deficit for development period	0	0
Total Net Worth	1,183,889	1,125,314
TOTAL LIABILITIES	2,059,971	1,953,010
Note: For rounding-up effects, the sum of the figures stated may differ from the total.

20/23

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
	Aggregate
CASH FLOW STATEMENT - DIRECT	Jun 30th,	Jun 30th,
	2007	2006
	(in thousands of US$)

FLOW ORIGINATED BY OPERATING ACTIVITIES:
Sales debtors collection	573,485	535,715
Financial income received	1,044	6,085
Dividends and other distributions received	0	0
Other incomes received	23,334	13,473
Supplier and personnel payment (less)	(470,900)	(454,861)
Interests paid (less)	(17,651)	(29,649)
Income tax paid (less)	(8,980)	(7,110)
Other expenses paid (less)	(1,535)	(2,755)
VAT and similar others paid (less)	(25,090)	(7,708)
Net Flow Originated by Operating Activities	73,707	53,190
FLOW ORIGINATED BY FINANCING ACTIVITIES:
Payment shares placement	0	44,012
Loans granted	100,495	208,078
Obligations to the public	87,842	162,965
Documented loans to related companies	0	0
Others loans granted to related companies	0	0
Other financing sources	0	0
Dividend payment (less)	(12,508)	(11,491)
Capital distribution (less)	0	0
Loan payment (less)	(94,740)	(228,435)
Obligations to the public payment(less)	(81,502)	(169,605)
Documented loans to related companies payment (less)	0	0
Others loans granted to related companies payment (less)	(480)	0
Emission and share placement expenses payment (less)	0	(852)
Emission and obligations to the public placement expenses payment (less)	0	0
Others financing disbursements (less)	0	0
Net Flow Originated by Financing Activities	(893)	4,672
FLOW ORIGINATED BY INVESTMENT ACTIVITIES:
Fixed asset sales	754	1,588
Permanent investment sales	0	0
Other investment sales	0	212
Documented loans to related companies collection	0	0
Other loans to related companies collection	0	0
Others investment income	0	0
Fixed assets incorporation (less)	(83,892)	(54,463)
Capitalized interests payment (less)	(3,112)	(1,172)
Permanent investments (less)	(2,371)	(24,340)
Financial instrument investments (less)	(22)	(204)
Documented loans to related companies (less)	0	0
Others loans to related companies (less)	0	0
Others investment disbursements (less)	0	0
Net Flow Originated by Investment Activities	(88,643)	(78,379)
TOTAL NET FLOW FOR THE PERIOD:	(15,829)	(20,517)
Inflation effect over cash and cash equivalents	0	10
Net variation of cash and cash equivalents	(15,829)	(20,507)
Initial balance of cash and cash equivalents	47,049	97,857
FINAL BALANCE OF CASH AND CASH EQUIVALENTS	31,220	77,350
Note: For rounding-up effects, the sum of the figures stated may differ from the total.

21/23

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Aggregate
FLOW-INCOME CONCILIATION	Jun 30th,	Jun 30th,
	2007	2006
	(in thousands of US$)
Net Income for the period	19,495	5,249
ASSET SALE INCOME
(Net Income) Loss in fixed asset sales	28	(43)
Net Income in investment sales (less)	0	0
Loss in investment sales	0	0
(Net Income) Loss in others asset sales	0	0
Asset sales income	28	(43)
CHARGES (INCOME) TO INCOME WHICH DOES NOT REPRESENT CASH FLOW
Depreciation for the period	24,960	25,408
Intangibles amortization	653	227
Punishments and provisions	3,049	935
Net income paid for investments in related companies (less)	0	(349)
Loss paid for investments in related companies	248	0
Amortization of goodwill	48	42
Amortization of negative goodwill (less)	(2,278)	(2,273)
Net currency correction	(1,011)	0
Net exchange difference	(413)	5,810
Other income to income which does not represent cash flow (less)	(2,488)	(57)
Other charges to income which does not represent cash flow	11,238	11,405
Cargos (Charges) to income which does not represent cash flow	34,006	41,148
VARIATION OF ASSET WHICH AFFECT CASH FLOW:
Sale debtors	(24,261)	(12,688)
Inventories	(12,094)	12,469
Other assets	2,910	(2,077)
Variation of assets which affect cash flow increase (decrease)	(33,445)	(2,296)
VARIATION OF LIABILITIES WHICH AFFECT CASH FLOW
Accounts payable related to operating income	34,915	5,505
Interests payable	3,179	8,176
Income tax payable (net)	1,203	(4,138)
Other accounts payable related to non operating income	3,790	3,764
VAT and similar others payable (net)	16,653	1,542
Variation of liabilities which affect cash flow increase (decrease)	59,740	14,849
Net income (Loss) of minoritary interest	(6,117)	(5,717)
NET FLOW ORIGINATED BY OPERATING ACTIVITIES	73,707	53,190
Note: For rounding-up effects, the sum of the figures stated may differ from the total.

22/23

Forecasts and Estimates

This press release may contain forecasts, which are different statements from historical facts or current conditions, and include the management’s current vision and estimates of future circumstances, industry conditions and the Company’s performance. Some forecasts may be identified by the use of terms such as “may,” “should,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “forecasts” and other similar expressions. Statements about future market share, projected future competitive strengths, the implementation of significant operating and financial strategies, the direction of future operations, and the factors or trends affecting financial conditions, liquidity, or operating income are examples of forecasts. Such statements reflect the current management vision and are subject to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. These statements are made based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could lead to the current results of Masisa, and the projected Company activities, to materially differ from current expectations.

23/23

Item 1. Earnings release issued by Masisa S.A. on August 14, 2007:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2007

Masisa S.A.

By:	/s/ Patricio Reyes
Patricio Reyes
General Counsel